MUNDOVAL FUND
GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Consistent investment approach through market cycles.

Mundoval Facts

As of 12/31/12

- Ticker: MUNDX
- CUSIP: 62613P202
- Inception Date: 9/3/04
- Holdings: 30
- 2012 Turnover: 29%
- Net Assets: $15.5 million

Financial Stocks Go From Worst to First

Patient Investors Were Rewarded in the 4th Quarter

In the opening pages of *Security Analysis*, author Benjamin Graham quoted the Roman poet, Horace, by writing:

"Many shall be restored that now are fallen and many shall fall that are now in honor."

This quotation aptly reflected investor perceptions of **financial stocks** which were *the worst performing industry sector in 2011 and the three years preceding it.*

Not Prescient, Just Patient

We wrote to our shareholders in the 2011 Annual Report, "We believe the marketplace is overly pessimistic regarding the economic prospects for financial businesses and we will maintain our allocation due to their attractive valuations." In 2012 the *financial sector returned nearly double* the rate of the return of major stock indices and provided patient investors with evidence that "past is not prologue" and that stock market prices can diverge significantly from fundamental business valuations due to investor biases and sentiment. Many of the financial businesses we own still sell for prices that are significantly less than their net tangible asset valuations and are capable of earning satisfactory rates of return on their growing capital base.

While Investor Sentiments Change, Our Value Philosophy Does Not

Despite the uncertainty surrounding the recent "fiscal cliff" negotiations and other macro-economic events that influence investor sentiment, the Mundoval Fund will continue to invest in businesses throughout the world that we believe are selling for less than our estimate of the their

6 Compelling Reasons to Invest in Global Value Funds NOW

January 2013

MUNDOVAL FUND
GLOBAL VALUE INVESTING

START INVESTING:
Call: 858-454-4837

Mundoval Differentiators

Management team invested in fund alongside clients

Long-term investment horizon with low turnover of portfolio holdings.

Consistent investment approach through market cycles.

Mundoval Facts

As of 12/312012
Ticker: MUNDX
CUSIP: 62613P202
Inception Date: 9/3/2004
Holdings: 30
2012 Turnover: 28.79%
Net Assets: $15.49 million

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return

6 Reasons to Invest in Global Value Funds

Popularity of Bond Funds in 2012 Presents Potential Threat to Investors

The majority of investors' funds in 2012 were once again allocated to bond funds. Not only did some bonds provide little to no benefit to investor portfolios (due to a growing disparity between bond and earnings yields), but they also present a looming threat to investors once interest rates begin to rise, as is predicted over the next two years. As Benjamin Graham, author of The Intelligent Investor and Security Analysis once wrote, "An investment operation is one which, on thorough analysis, promises safety of principle and a satisfactory rate of return. Operations not meeting these requirements are speculative." Advisors have the opportunity to help investors preserve their initial investments while generating satisfactory rates of return over time by facilitating the flow of their funds into global equities via value philosophy.

Value Investing is Synonymous with Intelligent Investing

While uncertainty surrounding recent "fiscal cliff" negotiations and other macro-economic events will always influence investors, our application of a consistent investment philosophy through market cycles and a low portfolio turnover repeatedly achieves the desired result of the patient investor- that of long-term capital appreciation. Mundoval Fund will continue to invest in businesses throughout the world that we believe to be selling for less than our estimate of their worth

and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully

believe to be selling for less than our estimate of their worth or intrinsic value. As Charles Munger, Vice-Chairman of Berkshire Hathaway stated, "All intelligent investing is value investing- acquiring more than you are paying for. You must value the business in order to value the stock."

An Increasingly Globalized World Grows Ever Wealthier

As the world economy grows, the consumption of goods and services by a large and expanding middle class grows with it. According to the International Telecommunication Union, the cellular phone market in China can still grow by an additional 500 million phones, or twice the number of subscribers with Verizon, AT&T & Sprint combined, before reaching a U.S. equivalent market penetration. This should bode well for China Mobile, the largest provider of mobile telecommunications service in mainland China. Overall growth of the world's economy will continue to provide investors opportunities to acquire global equities at a discount to their intrinsic value.

Strong Corporate Balance Sheets & Large Cash Reserves Create Potential

Since the beginning of the recession in 2007, companies have been stockpiling cash freed up from shrinking payrolls and decreased spending. These cash reserves are expected to grow ever larger as companies report year-end record profits and they will provide management with the needed liquidity for strategic acquisitions, dividend increases and share repurchases. Any one or a combination of these actions can be helpful in creating value for shareholders over time. It is important to remember that time invested in the common stock of quality businesses at reasonable prices (instead of focusing efforts on market timing or short-term trading) has generally provided for more satisfactory rates of return.

Mundoval Fund's Brand of Value Strategy Outperforms MSCI World Index

The Mundoval Fund returned 7.57% in the fourth quarter of 2012, 5.08% ahead of the MSCI World Index which returned 2.49% over the same period. For the one year period ending December 31, 2012, the Mundoval Fund returned 22.37% versus 15.83% for the MSCI World Index*. We stated to our shareholders in our 2011 Annual Report that we thought the marketplace was "overly pessimistic regarding the economic prospects for financial businesses" and that we would "maintain our allocation due to their attractive valuations." This proved to be true for our investors when the financial sector returned nearly double the rate of return of major stock indices in 2012.

Mundoval Fund Achieves 4 Star Rating in 2013

Mundoval Fund was recently rated 4 stars by Morningstar, as our holdings were trading at large discounts relative to their net asset value. Indeed this continues to be true for our financial holdings, which are still capable of earning satisfactory rates of return on their growing capital base. However, it is important to note that investment in the Mundoval Fund does not require advisors or investors to trade performance for service. Arthur O. Johnson , the fund's Portfolio Manager since inception, is committed in his accessibility to advisors, in order to help them build their businesses by better educating their clients and allocating funds to global equities according to their brand of "intelligent" value strategy.

•


Mundoval Fund
MSCI World Index
22.37%
15.83%
6.51%
6.93%
0.96%
-1.18%
4.39%
3.04%
5.82%
5.18%
1 Year
3 Years
5 Years
7 Years
Since Inception

Tel: (858) 454-4837
Email: info@mundoval.com

Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification


42.47% Domestic
56.89% International
0.64% NetCash[1]

Portfolio Information
Holdings & Sectors
Performance & NAV
Factsheet
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**Net Cash represents cash equivalents and other assets less liabilities.*

Top 10 Holdings	
Bank of America Corp.	5.88%
BNP Paribas ADR	5.66%
Citigroup Inc.	5.62%
Mastercard Inc.	4.76%
Aegon NV	4.37%
ING Group ADR	3.86%
Mitsubishi UFJ Financial	3.85%
Munich RE Group	3.84%
Lukoil ADR	3.57%
CNOOC Ltd ADR	3.55%


PROSPECTUS
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Industry Diversification	
Financials	36.49%
Information Technology	19.76%
Telecommunication Services	16.16%
Energy	9.92%
Health Care	5.16%
Consumer Discretionary	5.13%
Consumer Staples	3.39%
Industrials	3.35%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004
Total Holdings	30
2012 Portfolio Turnover	29%
Net Assets (millions)	$15.49
Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]

As of December 31, 2012


Mundoval Fund
MSCI World Index
22.37%
15.83%
6.51%
6.93%
0.96%
-1.18%
4.39%
3.04%
5.82%
5.18%
1 Year
3 Years
5 Years
7 Years
Since Inception

Hypothetical Growth of $10,000 since inception


$16,023
$16,000
$12,000
$8,000
$4,000
$0
2004
2005
2006
2007
2008
2009
2010
2011
2012

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $16,023 on 12/31/12. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-877-59-FUNDS. Please obtain and carefully read the prospectus before investing. Click here to view the prospectus on-line.

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